NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 19, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 08, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between BlackRock Municipal Income Investment Quality Trust and BlackRock MuniHoldings Fund, Inc. became effective on March 8, 2021. Each share of BlackRock Municipal Income Investment Quality Trust will convert into newly issued Common Shares of BlackRock MuniHoldings Fund, Inc. the aggregate net asset value of which will equal the aggregate net asset value of the Common Shares of BlackRock Municipal Income Investment Quality Trust such shareholders held immediately prior to the closing date. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 08, 2021.